Exhibit 99.1

BiondVax Announces

Second Quarter 2018 Financial Results

Jerusalem, Israel - August 22, 2018 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a Phase 3 clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced its financial results for the quarter ended June 30, 2018.

Second Quarter 2018 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.65 (NIS/$US) as at June 30, 2018.

●	Second quarter operating expenses were NIS 30.6m ($8.4m) compared with NIS 2.59m for the second quarter of 2017;

●	Second quarter R&D expenses amounted to NIS 29.2m ($8m) compared with NIS 2m for the second quarter of 2017;

As of June 30, 2018, BiondVax had cash and cash equivalents of NIS 37.1 million ($10.1 million) as compared to NIS 36.6m as of March 30, 2018. Expenses are related to execution of planned ongoing operations including the launch of a pivotal, clinical efficacy, Phase 3 trial of the Company’s M-001 Universal Flu Vaccine candidate, and construction of a mid-size commercial manufacturing facility.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson

+972 8 930 2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility its products; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our  vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange. We undertake no obligation to revise or update any forward-looking statement for any reason.

** Tables to Follow **

BALANCE SHEETS

In thousands, except per share data

				Convenience translation
	December 31,	June 30,		June 30,
	2017	2017	2018	2018
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	71,382	31,334	37,128	10,172
Marketable securities	-	4,067		-
Short-term deposits	-	1,200	-	-
Other receivables	3,923	2,812	4,067	1,114

	75,305	39,413	41,195	11,286
LONG-TERM ASSETS:
Property, plant and equipment	5,510	1,233	18,793	5,149
Other long term assets	880	505	880	241

	6,390	1,738	19,673	5,390

	81,695	41,151	60,868	16,676
CURRENT LIABILITIES:
Trade payables	6,223	1,188	1,323	363
Other payables	660	664	780	214

	6,883	1,852	2,103	577
LONG-TERM LIABILITIES:
Liability in respect of government grants	10,300	-	12,790	3,504
Loan from others	-	-	20,710	5,674
Warrants	8,177	18,231	8,475	2,322
Severance pay liability, net	83	79	79	22

	18,560	18,310	42,054	11,522
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of June 30, 2018, 2017 (unaudited) and December 31, 2017; Issued and Outstanding: 261,419,599, 179,595,199 and 261,419,599 shares respectively	*) -	*) -	*) -	*) -
Share premium	179,669	132,824	179,821	49,265
Options	-	533	-	-
Other comprehensive income	-	2	-	-
Accumulated deficit	(123,417)	(112,370)	(163,110)	(44,688)

	56,252	20,989	16,711	4,577

	81,695	41,151	60,868	16,676

*)	Represents an amount lower than NIS 1.

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STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data

						Convenience translation
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2017	2017	2018	2017	2018	2018
	Unaudited					Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	18,777	2,022	29,205	3,896	40,950	11,219
Marketing, general and administrative	4879	569	1,445	1,663	2,329	638

Total operating expenses	23,656	2,591	30,650	5,559	43,279	11,857

Operating loss	(23,656)	(2,591)	(30,650)	(5,559)	(43,279)	(11,857)

Financial income	18	5	6,386	13	6,386	1,255
Financial expense	(10,913)	(9,086)	(1,227)	(17,958)	(2,800)	(273)

Total finance (expense) income, net	(10,895)	(9,081)	5,159	(17,945)	3,586	982

Net loss	(34,551)	(11,672)	(25,491)	(23,504)	(39,693)	(10,875)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Loss from available-for-sale financial assets	(6)	(4)	-	(4)	-	-

Total comprehensive loss	(34,557)	(11,676)	(25,491)	(23,508)	(39,693)	(10,875)

Basic and diluted net loss per share (NIS)	(0.17)	(0.07)	(0.10)	(0.14)	(0.15)	(0.04)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	201,030,768	175,809,413	261,419,599	169,182,101	261,419,599	261,419,599

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